 3:                                                                                           Exhibit 99

FOR IMMEDIATE RELEASE

CONTACT: Compass Group PLC

Cheryl Webster

704-329-4018

            Compass Group PLC Completes Cash Tender Offer for Morrison Management Specialists, Inc.

CHARLOTTE, NORTH CAROLINA, April 2, 2001 -- Compass Group PLC (CPG.L) today announced that the initial offering period for its cash tender offer for Morrison Management Specialists, Inc. expired at 5:00 p.m., New York City time, on March 30, 2001.

The $40.00 per share cash tender offer was for all outstanding shares of Morrison common stock. At the end of the initial offering period, 11,913,813 shares of Morrison common stock were validly tendered, including 414,048 shares by guaranteed delivery, representing 92.8% of the total issued and outstanding shares of Morrison common stock. Compass Group has accepted, and will promptly pay for the Morrison common stock tendered during the initial offering period through SunTrust Bank, the depositary for the tender offer.

As contemplated by the tender offer materials, Compass Group will provide a subsequent offering peiod of three business days for the Morrison tender offer. This subsequent offering period begins today and expires at 5:00 p.m., New York City time, on Wednesday, April 4, 2001. During this period, shares of Morrison common stock will be accepted and promptly paid for as they are tendered. The same $40.00 per share price paid during the initial offering period is being extended through the subsequent offering period. Shares that are tendered during the subsequent offering period may not be withdrawn.

                                                                   ENDS

Notes

Compass Group is the world's largest foodservice company with annual revenues in excess of $12 billion employing over 265,000 people in more than 80 countries worldwide. The company is quoted on the London Stock Exchange and its website is www.compass-group.com. In North America alone the company has annual revenues of $3.2 billion and employs 86,000 people. Compass Group is the Official Catering Services Supplier for the 2002 Olympic and Paralympic Winter Games in Salt Lake City. Compass Group will provide catering and concession services to the 3,500 resident of the Olympic Village as well as more than 125,000 people daily during the Olympic Winter Games, including members of the worldwide media, judges and officials. For more information, visit its North American Division website at www.compass-usa.com.

Morrison Management Specialists, Inc. is the only national US company focused exclusively on providing food, nutrition and dining services to the healthcare and senior living markets. Morrison operates through Morrison Healthcare Food Services and Morrison Senior Dining, and serves several of the largest and most prominent integrated healthcare systems, hospitals and senior living communities in the United States.